Exhibit 99.1

Edwards Group Limited Announces Non-Executive Director Changes

CRAWLEY, WEST SUSSEX, United Kingdom, August 29, 2012 — Edwards Group Limited (NASDAQ: EVAC) (“Edwards” or the “Company”) announces the appointment of Rick Medlock, Bob McGuire and Dominique Fournier as non-executive directors of the Company with effect from September 1, 2012. At the same time, Greg Brenneman will step down from the Board with effect from September 1, 2012.

Rick Medlock, as an independent non-executive director, will also chair the Audit and Risk Committee with effect from October 1, 2012. The current chairman of the Audit and Risk Committee, John Lewis, will step down from the committee but will remain on the Board.  As a result of these changes, all members of the committee will be independent non-executive directors, thereby meeting the requirements of the Securities and Exchange Commission and NASDAQ Stock Market.

Bob McGuire and Dominique Fournier will join the Board as non-independent non-executive directors representing CCMP Capital, one of the Company’s major shareholders. Bob McGuire will also be appointed as chairman of the Remuneration Committee.

Nick Rose, Chairman of Edwards, commenting on the appointments said: “I am very pleased that Rick, Bob and Dominique have agreed to join our Board at this exciting time for Edwards. I have no doubt that their valuable experience will result in a strong contribution to the Board’s discussions. Rick’s experience gained as Chief Financial Officer in both US and UK listed companies will also bring the necessary skills required to chair our Audit and Risk Committee. I would also like to thank Greg for his significant contribution to Board discussions over the last three years and for playing a key role in guiding Edwards through to IPO in May this year.”

Biographies of New Board Members

Rick Medlock

Rick has been Chief Financial Officer at Inmarsat plc, the London Stock Exchange listed mobile satellite communications company, since September 2004. Prior to joining Inmarsat he spent eight years as Chief Financial Officer of NDS Group plc, a provider of digital technology solutions which was listed on NASDAQ and Euronext. Rick is a non-executive director of Cheapflights Media Limited and is chairman of their audit committee. He is a Fellow of the Institute of Chartered Accountants of England and Wales and holds an MA in Economics from Cambridge University.

Bob McGuire

Bob is a Managing Director of CCMP Capital Advisors (UK) II Limited, the London affiliate of CCMP Capital Advisors, LLC, a US private equity firm, and is a member of CCMP’s Investment Committee.  Affiliates of CCMP are investors in the Company. He focuses on making investments in the industrial, services and energy sectors. Prior to joining CCMP in 2010, Bob was a Vice Chairman of JPMorgan Cazenove, where he was responsible for senior client relationships with numerous UK based companies, with a focus on those in the energy sector.

From 2005 to 2008, he served as JPMorgan Cazenove’s co-head of Corporate Finance and then head of Corporates. In this capacity, he was responsible for integrating the corporate finance groups of JPMorgan and Cazenove in their 2005 joint venture and was also a member of the firm’s executive committee. From 2002 to 2005, Bob was head of UK Investment Banking for JPMorgan where he restructured the team and initiated a review of strategic options in the UK. From 2000 to 2002, he served as head of JPMorgan’s European energy team. Prior to joining JPMorgan, Bob was at Goldman, Sachs & Co., ultimately serving as head of the firm’s European energy and power team. Bob serves on the board of directors of Volotea. He earned a BA from Boston College and an MBA from Harvard Business School.

Dominique Fournier

Dominique is an Executive Advisor to CCMP Capital Advisors (UK) II Limited, the London affiliate of CCMP Capital Advisors, LLC, a US private equity firm.  Affiliates of CCMP are investors in the Company. Dominique has also been a director of NYSE listed Kraton Performance Polymers, Inc. since February 2012.

Dominique has more than 35 years of leadership and international operating experience in the chemical industry, most recently serving as CEO of Infineum International Limited between 2005 and 2011, a world-class formulator, manufacturer and marketer of lubricant and fuel additives. Prior to this, he spent over 28 years at ExxonMobil, where he held multiple senior leadership positions, including AIB Vice President of ExxonMobil Chemical from 1998 to 2004. He has a mechanical engineering degree from I’Ecole des Mines de Saint-Etienne, France.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,300 full-time employees and over 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations:	Media Relations:

Ross Hawley	Kim Hughes
Head of Investor Relations	The Blueshirt Group
Edwards	+1 415 516-6187
+44 (0) 1293 528844	kim@blueshirtgroup.com
investors@edwardsvacuum.com

Monica Gould
The Blueshirt Group
+1 212 871-3927
monica@blueshirtgroup.com

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